Exhibit 99.1

Press Release

GasLog Partners LP Announces Closing of Acquisition by GasLog Ltd. of GasLog Partners LP’s Publicly Held Common Units

Majuro, Marshall Islands, July 13, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today announced that it has completed the previously announced merger pursuant to which GasLog Ltd. (“Parent”) acquired all of the outstanding common units of the Partnership not beneficially owned by Parent.  The closing of the transaction earlier today follows a special meeting of the common unitholders of the Partnership (the “Common Unitholders”) held virtually on July 7, 2023 at 10:00 a.m. Eastern Time, where the Common Unitholders voted to approve the Agreement and Plan of Merger, dated as of April 6, 2023, by and among the Partnership, GasLog GP LLC, the general partner of the Partnership, Parent and Saturn Merger Sub LLC, a direct wholly owned subsidiary of Parent (“Merger Sub”), and the transactions contemplated thereby.

Trading in the Partnership’s common units on the New York Stock Exchange (the “NYSE”) will be suspended with immediate effect and the delisting of the common units from the NYSE is expected to be effective in approximately 10 days.

The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units remain outstanding and continue to trade on the NYSE.

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Contacts:

Robert Brinberg
Rose & Company
Phone: +1 212-517-0810

Email: gaslog@roseandco.com